Exhibit 99.1

PartnerRe Ltd. Announces Changes to its Non-Life Structure and Leadership

•	Philippe Meyenhofer appointed CEO Specialty Lines

•	Greg Haft appointed to the new role of CEO Global Cat

PEMBROKE, Bermuda, May 27, 2020 - PartnerRe announced today that the Company will change responsibilities in its executive leadership for Specialty Lines and will create the new role of CEO Global Cat.

Effective June 1, Philippe Meyenhofer will be appointed CEO Specialty Lines. Currently CEO P&C EMEA and member of the Executive Leadership Team, Mr. Meyenhofer joined the Company in August 2010 and held several leadership positions prior to his current role, most recently as Head of P&C Europe from July 2016 to April 2019.

Also effective June 1, Greg Haft will assume the role of CEO Global Cat, a newly created unit which will bring together our centrally managed Property Cat portfolio and the Group Cat technical functions of research, modeling and portfolio management. Mr. Haft, currently CEO Specialty Lines and member of the Executive Leadership Team, led PartnerRe’s Cat unit for 5 years as Head of Global Cat and Property North America, after joining the Company in 2013.

PartnerRe CEO Emmanuel Clarke commented, “Specialty Lines and Global Cat are critical to our performance and success as a global diversified reinsurer, with unique leadership requirements. Going forward, as markets improve, we need to ensure the Specialty book can deliver sustainable profitability and we can fully leverage our expertise and relationships to grow profitably in this diverse segment. Philippe has a proven track record of leading technical, complex businesses and has the skills needed to lead this unit.”

“At the same time, the newly created Global Cat unit will enhance our ability to deploy our Cat capacity with a more centralized steering of our portfolio management. Greg’s deep knowledge of the catastrophe business, his franchise in the Cat market and his experience in leading our Cat unit make him the right choice to help advance our strategy and performance.”
Christian Mitterer, currently Head of Specialty Casualty in P&C EMEA, will assume the role of Head of P&C EMEA, reporting to Emmanuel Clarke. Mr. Mitterer has been leading PartnerRe’s Specialty Casualty unit within P&C EMEA since 2016.

Nick Hughes, Head of Global Cat, will report to Mr. Haft and will be responsible for an expanded Cat portfolio, including US Cat as well as specific, large monoline relationships. Joe Hooks, head of the North America Cat team, will report to Mr. Hughes.

With these changes, the composition of the Company’s Executive Leadership Team remains the same.

Mr. Clarke concluded, “I am pleased we can fill these roles with our existing talent and leadership. As a result, this allows us to act now, ensuring we are well positioned as we respond to a fast-improving market, with leaders who are well known to the organization and our business partners.”

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2019, total revenues were $7.9 billion. At March 31, 2020, total assets were $24.6 billion, total capital was $8.1 billion and total shareholders’ equity was $6.7 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz